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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)


                               LANTE CORPORATION
                      (Name of Subject Company (Issuer))


                               LANTE CORPORATION
                       (Name of Filing Person (Offeror))


Options Under Lante Corporation's Amended and Restated 1998 Stock Option Plan
             to Purchase Common Stock, Par Value $.01 Per Share,
                        Held by Certain Option Holders
                        (Title of Class of Securities)


                                  516540 10 1
               (CUSIP Number of Underlying Class of Securities)


                                                          copies to:
       Thaddeus J. Malik                             Jeffrey R. Patt, Esq.
Vice President and General Counsel                    Adam R. Klein, Esq.
       Lante Corporation                              Katten Muchin Zavis
161 North Clark Street, Suite 490             525 West Monroe Street, Suite 1600
     Chicago, Illinois 60601                         Chicago, Illinois 60661
         (312) 696-5000                                  (312) 902-5200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third party tender offer subject to Rule 14d-1.
[x]       issuer tender offer subject to Rule 13e-4.
[_]       going-private transaction subject to Rule 13e-3.
[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                            INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on December 21, 2000, relating to our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated December 21, 2000 and the related Letter of Transmittal.

ITEM 12  EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(1)(E) attached hereto:

(a)(1)(A)*      Offer to Exchange dated December 21, 2000.
(a)(1)(B)*      Form of Letter of Transmittal.
(a)(1)(C)*      Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(E)       Form of Letter to Eligible Option Holders Clarifying Offer to
                Exchange
(b)             Not applicable.
(d)(1)*         Lante Corporation Amended and Restated 1998 Stock Option Plan.
(d)(2)* Form of Option Agreement pursuant to the Lante Corporation Amended and Restated 1998 Stock Option Plan.
(g)             Not applicable.
(h)             Not applicable.

* Previously filed.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                          Lante Corporation


                                          /s/ Thaddeus J. Malik
                                          ---------------------
                                          Thaddeus J. Malik
                                          Vice President and
                                          General Counsel


Date:   January 2, 2001

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                               INDEX TO EXHIBITS

  Exhibit
  Number             Description
--------------      ------------------------------------------------------------
 (a)(1)(E)           Form of Letter to Eligible Option Holders Clarifying Offer
                     to Exchange